21900 Burbank Boulevard

Third Floor

Woodland Hills, California 91367

(818) 992-2901

December 29, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ImmunoCelluar Therapeutics, Ltd.

Registration Statement on Form S-1

Filed November 29, 2011

File No. 333-178211

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ImmunoCellular Therapeutics, Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on Friday, December 30, 2011, or as soon thereafter as is practicable. To facilitate its request, the Company also asks that you waive the usual 48-hour advance notice requirement.

In making its request, the Company acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement;

(iii) the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

Securities and Exchange Commission

December 29, 2011

(iv) the Company is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Dale Short (at 310-789-1259) of TroyGould PC as soon as the Registration Statement has been declared effective.

Very truly yours,

/s/ Manish Singh. Ph.D.

Manish Singh, Ph.D.

President and Chief Executive Officer

Cc:	Jeffrey P. Riedler (SEC)

Johnny Gahrib (SEC)

Laura Crotty (SEC)